AMENDMENT TO WARRANT

     This AMENDMENT TO WARRANT (this "Amendment"), made as of the 3rd day of December, 1996, by and between THE TITAN CORPORATION, a Delaware corporation ("Titan"), and CORPORATE PROPERTY ASSOCIATES 9, L.P., A DELAWARE LIMITED PARTNERSHIP, a Delaware limited partnership ("CPA: 9").

W I T N E S S E T H

WHEREAS, Titan issued to CPA:9 that certain Warrant, dated as of July 9, 1991 (the "Warrant"), pursuant to which CPA:9 was granted the right to purchase 18,540 shares of Common Stock of Titan; and

WHEREAS, Titan and CPA:9 have agreed to amend the Warrant as hereinafter set forth.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Titan and CPA:9 covenant and agree as follows:

1. The Warrant is hereby amended by deleting the definition of Exercise Price appearing in Article I and inserting the following definition in lieu thereof:

"Exercise Price" means $3.50 per share, as such price may be adjusted pursuant to ARTICLE IV.

2. This Amendment shall be governed by and construed in accordance with the laws of the State of New York.

3. Except as specifically amended by this Amendment, the terms and conditions of the Warrant shall remain in full force and effect and shall be binding upon Titan and its successors and assigns and inure to the benefit of CPA:9 and its successors and assigns.

4. This Amendment may be executed in any number of counterparts and by the different parties hereto on separate counterparts each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute but one and the same instrument.

  WITNESS the due execution hereof the day and year first above written.

THE TITAN CORPORATION



By: __/s/ Philip J. Englund


Title: _Sr. V.P., Gen. Counsel

CORPORATE PROPERTY
ASSOCIATES 9, L.P., A DELAWARE
LIMITED PARTNERSHIP



By: ___Ninth Carey Corporate Property, Inc., its Managing General Partner
By:  /s/ Barclay G. Jones

Title: _Executive Vice President